Exhibit 99.1

GMEX Robotics Appoints Brian Hartzband to Lead U.S. Operations, Accelerating North American Expansion

Veteran enterprise and government business development executive to establish and scale the Company’s U.S. commercial operations as demand for AI-powered automation continues to grow

SYDNEY, Australia, July 9, 2026 — GMEX Robotics Corporation (NASDAQ: GMEX) (“GMEX Robotics” or the “Company”), a developer of AI-powered robotic technologies for logistics, hospitality, healthcare and commercial services, today announced the appointment of Brian Hartzband as President of U.S. Operations. In this role, Mr. Hartzband will lead the Company’s U.S. growth strategy, overseeing commercial operations, strategic partnerships, customer development and market expansion as GMEX Robotics seeks to accelerate the deployment of its autonomous robotics platform across North America.

“Brian has built his career by opening doors, developing trusted relationships and turning strategic opportunities into long-term business partnerships,” said Sam Lu, Chief Executive Officer of GMEX Robotics. “As we continue expanding our commercial footprint across the United States, Brian’s experience working with enterprise customers, government organizations and executive decision-makers will strengthen our ability to scale deployments and build lasting customer relationships. His leadership will play an important role as we execute our next phase of growth.”

Mr. Hartzband brings significant experience building strategic partnerships and driving revenue growth across technology, government and financial services. Most recently at TEKsystems, he expanded enterprise and government relationships while supporting large-scale technology modernization initiatives. Previously, he led the U.S. expansion of an international consumer products company and earlier held financial advisory positions at UBS Financial Services and Merrill Lynch, serving high-net-worth individuals, public company executives and institutional clients.

Mr. Hartzband added, “GMEX is addressing some of the largest workforce and operational challenges facing industries today through intelligent automation. The Company’s robotics platform is well positioned to help organizations improve efficiency while addressing persistent labor shortages. I look forward to working with our customers and partners across the United States to accelerate adoption of GMEX’s innovative solutions and support the Company’s long-term growth strategy.”

The appointment comes as GMEX Robotics continues to expand its portfolio of AI-powered robotic solutions designed to automate material transport, logistics and service workflows across hospitality, healthcare, transportation, warehousing and commercial facilities. With increasing demand for automation solutions driven by labor shortages and rising operating costs, the Company believes its growing U.S. presence will support new customer wins and strengthen its position in one of the world’s largest robotics markets.

About GMEX Robotics

GMEX Robotics is a technology company focused on the development and commercialization of AI-powered robotics and intelligent automation solutions. The Company is advancing robotics applications across consumer, hospitality, and commercial environments, combining artificial intelligence with hardware innovation to deliver efficient and scalable automation technologies.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the Securities Exchange Commission.

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